United States securities and exchange commission logo





                            October 5, 2021

       Brad White
       President and Chief Executive Officer
       Allure Worldwide, Inc.
       13155 Noel Road, Suite 900
       Dallas, TX 75240

                                                        Re: Allure Worldwide,
Inc.
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form S-1
                                                            Filed September 9,
2021
                                                            File No. 333-234815

       Dear Mr. White:

              We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed September 9, 2021

       General

   1. We note you entered into an Exchange Agreement on January 11, 2021 to acquire Genvor,
                                                        Inc. Please tell us how
you considered the need to include pro forma financial statements in your filing to
reflect the acquisition transaction. Reference is made to Article 11 of
                                                        Regulation S-X.
 Brad White
FirstName  LastNameBrad
Allure Worldwide, Inc. White
Comapany
October    NameAllure Worldwide, Inc.
        5, 2021
October
Page 2 5, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Lance Brunson